FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 21, 2014

Commission File Number 001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To amend September 2014 AUO’s announcement on Derivatives Trading Information.” dated November 21, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: November 21, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

ITEM 1

AU Optronics Corp.
November 14, 2014
English Language Summary

Subject:	To amend September 2014 AUO’s announcement on Derivatives Trading Information.

Regulation:	Published pursuant to Article 4-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2014/11/21

Contents:

1.	Date of occurrence of the event:2014/11/21

2.	Company name:AU Optronics Corp.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"):head office

4.	Reciprocal shareholding ratios:N/A

5.	Name of the reporting media:N/A

6.	Content of the report:N/A

7.	Cause of occurrence:

To amend September 2014 AUO’s announcement on Derivatives Trading Information for the type of non-trading purpose contracts which meet the criteria of hedge accounting.

Before amendment:

Total amount of outstanding contract－Hybrid instruments entirely measured at fair value through profit or loss under designation:NTD4,000,000 thousand.

Fair value of outstanding contract－Hybrid instruments entirely measured at fair value through profit or loss under designation: NTD-1,010 thousand.

Total amount of settled contract－Hybrid instruments entirely measured at fair value through profit or loss under designation: NTD7, 111,111 thousand.

The amount of realized gain(loss) on settled contract recognized this year－Hybrid instruments entirely measured at fair value through profit or loss under designation: NTD-22,943 thousand.

Total amount of outstanding contract─Swap: NTD0 thousand.

Fair value of outstanding contract─Swap: NTD0 thousand.

Total amount of settled contract─Swap: NTD0 thousand.

The amount of realized gain(loss) on settled contract recognized this year─Swap: NTD0 thousand

After amendment:

Total amount of outstanding contract─Hybrid instruments entirely measured at fair value through profit or loss under designation: NTD0 thousand.

Fair value of outstanding contract─Hybrid instruments entirely measured at fair value through profit or loss under designation: NTD0 thousand.

Total amount of settled contract─Hybrid instruments entirely measured at fair value through profit or loss under designation: NTD0 thousand.

The amount of realized gain(loss) on settled contract recognized this year─Hybrid instruments entirely measured at fair value through profit or loss under designation: NTD0 thousand.

Total amount of outstanding contract─Swap: NTD4, 000,000 thousand.

Fair value of outstanding contract─Swap: NTD-1,010 thousand.

Total amount of settled contract─Swap: NTD7, 111,111 thousand.

The amount of realized gain(loss) on settled contract recognized this year─Swap: NTD-22,943 thousand.

8.	Countermeasures:To post revised information on MOPS.

9.	Any other matters that need to be specified:None.